Exhibit 99.2

The Role of Central Fund

To serve investors as "The Sound Monetary Fund".

To hold gold and silver bullion on a secure basis for the

convenience of investors in the shares of Central Fund.

Investment Policies & Restrictions

The investment policy set by the Board of Directors requires Central Fund to maintain a minimum of 90% of its net assets in gold and silver bullion, of which at least 85% must be in physical form. On October 31, 2015, 99.9% of Central Fund's net assets were held in gold and silver bullion. Of this bullion, 99.5% was in physical form and 0.5% was in certificate form.

Central Fund's physical gold and silver bullion holdings may not be loaned, subjected to options or otherwise encumbered in any way.

Safeguards

Central Fund’s bullion is stored on an allocated and fully segregated basis in underground vaults located in Canada which are controlled by its Custodian, the Canadian Imperial Bank of Commerce (the “Bank”), one of the major Canadian banks.

The Bank may only release any portion of Central Fund’s physical bullion holdings upon receipt of an authorizing resolution of Central Fund's Board of Directors.

Bullion holdings and Bank vault security are inspected twice annually by Directors and/or Officers of Central Fund. On every occasion, inspections are required to be performed in the presence of both Central Fund's external auditors and Bank personnel.

Central Fund is subject to the extensive regulations and reporting requirements of the United States Securities and Exchange Commission, two stock exchanges and various Canadian provincial securities regulatory authorities.

Conveniences

Central Fund's Class A shares are listed on the NYSE MKT (CEF) and on the Toronto Stock Exchange (CEF.A in Canadian dollars and CEF.U in U.S. dollars). Making a gold and silver bullion investment through Central Fund is as easy as calling one's stockbroker or investment dealer or processing through your online account.

The stock exchange listings provide liquid markets for the Class A shares of Central Fund. The bid/ask spread is usually considerably less than the buying and selling prices of outright bullion purchases, especially for small transactions.

Unlike most other forms of gold and silver bullion investment, there are no ownership costs such as handling, storage and insurance paid directly by the investor. As well, there are no bullion assay charges to a shareholder upon the sale or redemption of the Class A shares of Central Fund.

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Directors' 54th Annual Report to Shareholders

Central Fund of Canada Limited is a low-cost, convenient facility for the investment ownership of gold and silver bullion. At October 31, 2015, 99.9% of Central Fund’s net assets consisted of unencumbered, allocated and segregated, passive, long-term holdings of gold and silver bullion.

Central Fund’s Class A shares, listed on the NYSE MKT and on the Toronto Stock Exchange, provide investors with a convenient precious metals investment alternative to direct investment in gold and silver bullion, and the associated high costs of buying and selling, including handling, recording, storage, insurance and assay charges at time of sale.

Central Fund’s shares are also a desirable alternative to bullion coins, the costs of which often include additional shipping and handling charges, and are subject to sales taxes in many North American jurisdictions.

Central Fund’s Class A shares serve as a stock exchange tradeable bullion holding and qualify for investment through various “regulated capital accounts” such as IRAs, Keoghs, RRSPs, and insurance, mutual and pension funds, where direct holdings of physical bullion may be restricted or are too cumbersome to handle, maintain and secure. The role of Central Fund is more thoroughly described on page 1.

Total equity (referred to as “net assets”) decreased by $95.9 million, or 3.0%, during the year ended October 31, 2015. This decrease in net assets was primarily attributable to decreases in the prices of gold and silver during the year and their resulting impact upon the change in unrealized appreciation of holdings. Expenses incurred during the year and the payment of the annual U.S. $0.01 Class A share dividend at year end also contributed, though nominally, to the decrease in net assets.

During fiscal 2015, the net asset value per Class A share, as reported in U.S. dollars, decreased by 2.9% from $12.72 to $12.35. Gold prices decreased by 1.9% from $1,164.25 to $1,142.35, and silver prices decreased by 3.5% from $16.20 to $15.63 during the fiscal year. The net asset value per Class A share, as reported in Cdn. dollars, while subject to the same factors described above, increased by 12.5%, from $14.35 to $16.15 primarily due to a 16.0% increase in the value of the U.S. dollar relative to the Canadian dollar.

Expenses as a percentage of the average of the month-end net assets (the “expense ratio”) for the year ended October 31, 2015 were 0.38% compared to 0.32% for the year ended October 31, 2014. The increase in the expense ratio was a direct result of costs incurred to address issues related to Class A Shareholders’ Proceedings. If not for these costs, the expense ratio would have remained unchanged at 0.32% for the year ended October 31, 2015.

Securities regulatory authorities require that a detailed analysis of Central Fund's results be provided in a “Management's Discussion and Analysis of Financial Condition and Results of Operations”. Since Central Fund has an Administrator and is a passive holding company with no operations or employees, a document entitled “Management’s Discussion and Analysis” (“MD&A”), included herein on pages 19 to 26 inclusive, is provided by Central Fund’s Officers to meet regulatory requirements.

Gold and silver have a long demonstrated history as monetary instruments, officially and unofficially. Gold and silver derive intrinsic value from their unique characteristics of scarcity, consistency of quality, durability, resistance to corrosion, and convenience of use. They also provide a strong alternative to fiat currencies which have demonstrated ever decreasing purchasing power. An ounce of gold or silver is a physical asset, not a negotiable or renegotiable promise, and most closely fits the true definition of “money” as a recognized medium of exchange and a store of value.

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Prudence and history suggest that a portion of everyone's savings should be invested and held in physical gold and silver, or their secure share equivalent, as insurance for one’s own ultimate financial and economic well-being.

Upon this philosophical foundation, Central Fund now enters its 55th year since inception and its 33rd year of stewardship since its conversion in 1983 to “The Sound Monetary Fund”. Central Fund holds only unencumbered, allocated, segregated, passive, long-term holdings of true money in the form of gold and silver bullion. Central Fund continues to fulfill its mandate of providing a sound, secure, low-cost, convenient, exchange-tradable monetary alternative for conservative investors in its role as "The Sound Monetary Fund".

Respectfully submitted,
on behalf of the Board of Directors

“J.C. Stefan Spicer”

December 7, 2015	J.C. Stefan Spicer, Chairman, President & CEO

Malcolm A. Taschereau

“An Honourable Gentleman”

1928 - 2015

We celebrate the remarkable life of our good friend Malcolm Taschereau.

As a mining engineer, President of Dome Mines, a Commissioner of The Ontario Securities Commission and a highly respected Private Consultant, Malcolm brought a wealth of knowledge, experience and sound judgment to serving as a Director, Committee Member and Consultant of

Central Fund of Canada Limited.

Since 1986, Malcolm’s kind nature, cheerful laughs and wise stewardship counsel lent great encouragement to constructive deliberations that strengthened the passive and secure nature of Central Fund during his

29 years of service.

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Comparative Net Asset Summary	2015		As at October 31, 2014		2013
	U.S.$	Cdn.$	U.S.$	Cdn.$	U.S.$	Cdn.$

Total net assets (in millions) $	3,142.0	4,110.7	3,237.9	3,650.7	3,984.6	4,155.5

Net asset value per Class A share $	12.35	16.15	12.72	14.35	15.66	16.33

Net assets:

Gold bullion		61.6%		60.9%		56.3%
Silver bullion		38.3%		38.5%		42.9%
Cash & other		0.1%		0.6%		0.8%
		100.0%		100.0%		100.0%
Gold – per fine ounce U.S. $		1,142.35		1,164.25		1,324.00
Silver – per ounce U.S. $		15.63		16.20		22.20
Exchange Rate $1.00 U.S. = Cdn. $		1.3083		1.1275		1.0429

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Management's Responsibility for Financial Reporting and Effectiveness of Internal Control over Financial Reporting

RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying financial statements of Central Fund of Canada Limited (the “Company” or “Central Fund”) and all of the information in this Annual Report are the responsibility of the senior executive officers (the “Senior Officers”), and have been approved by the Board of Directors (the “Board”) as recommended by its Audit Committee. Any references to the term management in this annual report relate to the Senior Officers.

The financial statements have been prepared by the Senior Officers in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The financial statements include certain amounts based on estimates and judgments. The Senior Officers have determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. They have prepared the financial information presented elsewhere in the Annual Report and have ensured that it is consistent with that in the financial statements.

Central Fund maintains systems of internal accounting and backup of records as well as high quality administrative and regulatory compliance controls for a reasonable cost. Hard and soft copies of transactions and monthly statements are retained in the Company's files. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable, retrievable and accurate and that the Company's assets are appropriately accounted for and adequately safeguarded.

The Board is responsible for ensuring that the Senior Officers fulfil their responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through the Audit Committee.

The Audit Committee appointed by the Board consists solely of non-related and independent Directors. In accordance with its charter, the Committee meets at least annually with the Senior Officers and the external auditors to discuss: the independence of the external auditors; the scope of the annual audit; the audit plan; access granted to the Company’s records; co-operation of the Senior Officers in the audit and review function; the need for an internal audit function; the financial reporting process; related internal controls; the quality and adequacy of the Company’s or Administrator’s accounting and financial personnel; and other resources and financial risk management to satisfy itself that each party is properly discharging its responsibilities. The Committee also reviews the Annual Report, the Annual Information Form, the annual and quarterly financial statements, Management’s Discussion and Analysis and the external auditors' report. The Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Committee also reviews the external auditors’ remuneration and considers, for review by the Board and approval by the shareholders, the re-appointment and terms of engagement and, in appropriate circumstances, the replacement of the external auditors. It also pre-approves all audit and non-audit services proposed to be provided by the external auditors. The charter of the Committee is set out on Central Fund’s website.

The financial statements have been audited by Ernst & Young LLP, the external auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. Ernst & Young LLP has full and free access to the Committee. Ernst & Young LLP has audited Central Fund of Canada Limited’s internal control over financial reporting based on criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 framework (the “COSO criteria”).

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RESPONSIBILITY FOR INTERNAL CONTROL OVER FINANCIAL REPORTING

The Senior Officers are responsible for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles.

The Senior Officers conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in the COSO criteria. Based on this evaluation, the Senior Officers concluded that the Company’s system of internal control over financial reporting was effective as at October 31, 2015.

“J.C. Stefan Spicer”

President & CEO
December 7, 2015
“Catherine A. Spackman”

Treasurer

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Statements of Financial Position

(expressed in U.S. dollars)

	October 31,	October 31,	November 1,
	2015	2014	2013
	$	$	$
Assets:
Gold bullion at market (Notes 2(a) and 5)	1,935,876,980	1,972,989,691	2,243,709,127
Silver bullion at market (Notes 2(a) and 5)	1,202,948,931	1,246,818,470	1,708,603,089
Cash and cash equivalents (Notes 2(b) and 6)	7,437,644	23,024,922	36,475,223
Other receivables and prepayments	310,149	313,748	324,457
Total assets:	3,146,573,704	3,243,146,831	3,989,111,896
Liabilities:
Dividends payable	2,544,327	2,544,327	2,544,327
Accrued liabilities (Notes 2(c) and 9)	2,033,419	2,746,744	1,992,138
Total liabilities	4,577,746	5,291,071	4,536,465

Equity:
Capital stock (Notes 2(d) and 8) Class A shares	2,419,770,678	2,419,770,678	2,419,770,678
Common shares	19,458	19,458	19,458
Retained earnings inclusive of unrealized appreciation of holdings	722,205,822	818,065,624	1,564,785,295
Total equity	3,141,995,958	3,237,855,760	3,984,575,431
Total liabilities and equity	3,146,573,704	3,243,146,831	3,989,111,896

Total equity per share:
Notes (2(h) and 10)
Class A shares	12.35	12.72	15.66
Common shares	9.35	9.72	12.66

Exchange rate: U.S. $1.00 = Cdn.	1.3083	1.1275	1.0429

Total equity per share expressed in Canadian dollars:
Class A shares	16.15	14.35	16.33
Common shares	12.23	10.96	13.20

See accompanying notes to financial statements.

On behalf of the Board:

“Bruce D. Heagle”	“Glenn C. Fox”
Director	Director

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Statements of Comprehensive Income (Loss)

(expressed in U.S. dollars)

	Years ended October 31,
	2015	2014
	$	$
Income:
Interest	36,125	72,546
Total income	36,125	72,546
Expenses:
Administration fees (Note 9)	6,016,915	6,700,250
Safekeeping fees and bank charges	3,622,450	4,183,708
Directors’ fees and expenses	230,612	214,510
Shareholder Information	189,428	198,718
Stock exchange fees	141,181	142,483
Audit and related regulatory fees	117,215	172,757
Legal fees (Note 9)	66,832	46,016
Registrar and transfer agent fees	64,431	68,800
Class A Shareholders’ Proceedings (Note 14)	1,883,045	-
Foreign exchange loss (gain)	(3,225)	-
Total expenses	12,328,884	11,727,242
Net loss from administrative activities	(12,292,759)	(11,654,696)
Change in unrealized appreciation of holdings	(81,022,716)	(732,520,648)
Net income (loss) and comprehensive income (loss) inclusive of the change in unrealized appreciation of holdings	(93,315,475)	(744,175,344)

See accompanying notes to the financial statements.

Statements of Changes in Equity

(expressed in U.S. dollars)

	Number of Shares o/s	Share Capital	Retained Earnings	Total Equity
		$	$	$
November 1, 2013	254,432,713	2,419,790,136	1,564,785,295	3,984,575,431
Net income (loss) for the period			(744,175,344)	(744,175,344)
Dividends on Class A Shares			(2,544,327)	(2,544,327)
October 31, 2014	254,432,713	2,419,790,136	818,065,624	3,237,855,760

November 1, 2014	254,432,713	2,419,790,136	818,065,624	3,237,855,760
Net income (loss) for the period			(93,315,475)	(93,315,475)
Dividends on Class A Shares			(2,544,327)	(2,544,327)
October 31, 2015	254,432,713	2,419,790,136	722,205,822	3,141,995,958

See accompanying notes to the financial statements.

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Statements of Cash Flows

(expressed in U.S. dollars)

	Years ended October 31,
	2015	2014
	$	$
Cash flows from operating activities
Net income (loss)*	(93,315,475)	(744,175,344)
Adjustment to reconcile net income (loss) to net cash from operating activities:
Change in unrealized appreciation of holdings	81,022,716	732,520,648
Net changes in operating assets and liabilities:
Decrease (increase) in other receivables and prepayments	3,599	10,709
Increase (decrease) in accrued liabilities	(713,325)	754,606
Effect of exchange rate change	(40,466)	(16,593)
Net cash used in operating activities	(13,042,951)	(10,905,974)
Cash flows from investing activities	-	-
Cash flows from financing activities	-	-
Dividend paid	(2,544,327)	(2,544,327)
Net decrease in cash and cash equivalents	(15,587,278)	(13,450,301)
Beginning of period cash and cash equivalents	23,024,922	36,475,223
Cash and cash equivalents at October 31	7,437,644	23,024,922

*Net income (loss) includes interest received of $36,125 during the year (2014: $72,546)

See accompanying notes to the financial statements.

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Notes to Financial Statements
October 31, 2015 and 2014
(amounts expressed in U.S. dollars unless otherwise stated)

1.	Organization of the Company

Central Fund of Canada Limited (“Central Fund” or the “Company”) was incorporated under the Business Corporations Act, 1961 (Ontario), and was continued under the Business Corporations Act (Alberta) on April 5, 1990. The Company is a specialized, passive holding company with almost all of its assets held in gold and silver bullion.

Central Fund of Canada Limited (“Central Fund” or the “Company”) is a low-cost, convenient facility for the investment ownership of gold and silver bullion.

The Company is authorized to issue an unlimited number of Class A non-voting shares. All issued shares are listed and traded on the New York Stock Exchange MKT (symbol CEF) and the Toronto Stock Exchange (symbol CEF.A in Canadian dollars and CEF.U in U.S. dollars).

The purpose of Central Fund is to acquire, hold and secure gold and silver bullion on behalf of its shareholders. All gold and silver bullion bars are “Good Delivery Bars” as defined by the London Bullion Market Association (“LBMA”), and are stored on an allocated and segregated basis in the highest rated (Class 3) underground treasury vaults of its Custodian, the Canadian Imperial Bank of Commerce, one of the largest banks in Canada.

The Company’s head office is located at 1323 – 15th Avenue S.W. Suite 805, Calgary, Alberta, Canada, T3C 0X8.

The Central Group Alberta Ltd. (the “Administrator”) acts as the administrator of the Company pursuant to an Administrative Services Agreement with the Company.

The financial statements of the Company as at and for the year ended October 31, 2015 were authorized for issue by the Directors of the Company on December 7, 2015.

2.	Summary of significant accounting policies:

Basis of Preparation

The Company’s financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), including IFRS 1 “First-time adoption of International Financial Reporting Standards” as issued by the International Accounting Standards Board (“IASB”).

The transition to IFRS had no impact on the financial position or financial performance of the Company and has affected only the presentation of the Company’s financial statements. The presentation of a cash flow statement is new under IFRS as the Company was not required to prepare this statement prior to the implementation of IFRS. Reconciliations of equity and comprehensive income (loss) have not been prepared as there are no reconciling adjustments that resulted from the implementation of IFRS.

These financial statements have been prepared on a historical cost basis, except for gold and silver bullion, financial assets and financial liabilities held at fair value through profit or loss, which have been measured at fair value. The financial statements are presented in U.S. dollars and all values are rounded to the nearest dollar unless otherwise indicated.

(a)	Gold and silver holdings:

Gold and silver bullion, and gold and silver certificates are measured at fair value by reference to the final daily London Bullion Market Association fixing rates, with realized gains and losses and unrealized appreciation or depreciation of holdings recorded in income based on the IAS 40 Investment Property, as IAS 40 is the most relevant standard to apply. Investment transactions are accounted for on the trade date.

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(b)	Cash and cash equivalents:

Cash and cash equivalents consist of deposits with the Company’s banker, which are not subject to restrictions.

(c)	Other receivables and prepayments and accrued liabilities:

i)	Other receivables and prepayments include all financial assets other than cash and cash equivalents and gold and silver bullion. Prepaid expenses and accrued interest receivable would be included in this category.
ii)	Accrued liabilities include all financial liabilities. Administration fees payable, safekeeping fees payable and other accounts payable would be included in this category.

(d)	Share capital:

The Company has Class A non-voting shares which are retractable as well as Common shares which are not retractable. Due to the discount at which a holder is permitted to retract the shares, as well as the limitations on the circumstances in which retraction is permissible, the Company has determined that the retraction feature should not be included in the assessment of equity classification under IAS 32 Financial Instruments – Presentation. Accordingly, the Company has classified both the Class A non-voting shares and the Common shares as equity in these financial statements.

(e)	Fees and other expenses:

Fees and other expenses are recognized on an accrual basis.

(f)	Income taxes:

Although Central Fund is not a mutual fund as designated by securities regulators, the Company qualifies and intends to continue to qualify as a mutual fund corporation under the Income Tax Act (Canada) for capital gains distributions and redemption purposes only. As a result, and after deduction of issue costs in computing taxable income, the Company does not anticipate that it will be subject to any material non-refundable income tax liability.

The Company has net capital losses of $1,407,000 available to offset future net capital gains realized for which no benefit has been recognized in these financial statements.

The Company is a long-term, passive holder of gold and silver bullion and believes that, as a mutual fund corporation for capital gains distributions and redemption purposes only, should realized gains upon a disposition of bullion holdings arise in the future, these gains should be treated as capital gains for tax purposes and should be distributable as capital gains to shareholders. Deferred income tax liabilities resulting from unrealized capital appreciation of holdings are offset by the refundable mechanisms available to the Company. The Canada Revenue Agency has, however, expressed its opinion that gains (or losses) of mutual fund corporations resulting from transactions in commodities should generally be treated for tax purposes as ordinary income rather than as capital gains, although the treatment in each particular case remains a question of fact to be determined having regard to all the circumstances.

(g)	Net loss from administrative activities:

The Company exists for the purpose of holding gold and silver bullion, on an allocated and segregated basis, on behalf of its shareholders. Gold and silver holdings are intended to be permanent assets of the Company and the unrealized appreciation of the gold and silver holdings does not represent distributable earnings. There is no intention, currently, to sell any of the Company’s gold and silver holdings unless it becomes necessary to generate cash to meet ongoing expenses which may be the case in 2016. The Company currently does not loan, lease or otherwise utilize its gold and silver bullion holdings to generate income and, consequently, the Company expects to incur a net loss from its administration activities.

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(h)	Per share calculation:

The calculation of total equity (or the net asset value) per share is based on the number of shares outstanding at the end of the reporting period. Central Fund has no dilutive instruments.

(i)	Functional and presentation currency:

The Company’s functional and presentation currency is the U.S. dollar. The Company’s performance is evaluated and its liquidity is managed in U.S. dollars. Therefore, the U.S. dollar is considered to be the currency that most faithfully represents the economic effects of the underlying transactions, events and conditions of the Company.

3.	Significant accounting judgments, estimates and assumptions:

The preparation of the Company’s financial statements required the Senior Executive Officers to make judgments, estimates and assumptions that affect the amounts recognized in the financial statements. Uncertainty about these assumptions and estimates could result in outcomes that may require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Judgments

In the process of applying the Company’s accounting policies, Senior Executive Officers have made the following judgments, which have the most significant effect on the amounts in the financial statements:

Going concern

The Company’s Senior Executive Officers have made an assessment of the Company’s ability to continue as a going concern and are satisfied that the Company has the resources to continue in business for the foreseeable future. Furthermore, the Senior Executive Officers are not aware of any material uncertainties that may cast significant doubt upon the Company’s ability to continue as a going concern. Therefore, the financial statements continue to be prepared on a going concern basis.

Estimates and Assumptions

Estimation uncertainties in accounting assumptions at the recording date that could cause material adjustment to carrying amounts of assets and liabilities within the next financial year are discussed below. The Company based its assumptions and estimates on information available when the financial statements were prepared. However, existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions when they occur.

For tax purposes, the Company’s policy is to treat any gains (or losses) from the disposition of gold and silver bullion as capital gains, rather than income (or loss), as the Company is and intends to continue to be a long-term passive holder of gold and silver bullion, and generally would only dispose of a portion of its holdings in gold and silver bullion for the purposes of meeting redemptions (if any) and to pay expenses. The Canada Revenue Agency has, however, expressed its opinion that gains (or losses) of mutual fund corporations resulting from transactions in commodities should generally be treated for tax purposes as ordinary income rather than as capital gains, although the treatment in each particular case remains a question of fact to be determined having regard to all the circumstances.

The Company has also applied judgment in concluding that the retraction feature of the Class A non-voting shares should not be included in the assessment referred to in note 2(d).

4.	Segment information:

For administrative purposes, the Company is organized into one main segment, being the passive, long-term holding of gold and silver bullion. It is not an active operating entity, and does not exist primarily to earn income. All of the Company’s activities are interrelated, and each activity is dependent on the others. Accordingly, all significant administrative decisions are based upon an analysis of the Company as one segment. The financial results from this segment are equivalent to the financial statements of the Company as a whole. The Company’s income (or loss) is primarily made up of the changes in the value of its gold and silver holdings.

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5.	Gold and silver bullion:

Details of gold and silver bullion holdings are as follows:

		October 31, 2015	October 31, 2014	November 1, 2013

Gold bullion:
Fine ounces	- 400 oz. bars	1,673,329	1,673,329	1,673,329
	- 100 oz. bars	12,889	12,889	12,889
	- bank certificates	8,427	8,427	8,427
Total fine ounces		1,694,645	1,694,645	1,694,645
Average Cost	- per fine ounce	$799.66	$799.66	$799.66
Cost		$1,355,145,634	$1,355,145,634	$1,355,146,634
Market	- per fine ounce	$1,142.35	$1,164.25	$1,324.00
Market value		$1,935,876,980	$1,972,989,691	$2,243,709,127

Silver bullion:
Ounces	- 1,000 oz. bars	76,584,499	76,584,499	76,708,551
	- bank certificates	379,603	379,603	255,551
Total ounces		76,964,102	76,964,102	76,964,102
Average Cost	- per ounce	$12.53	$12.53	$12.53
Cost		$964,091,381	$964,091,381	$964,091,381
Market	- per ounce	$15.63	$16.20	$22.20
Market value		$1,202,948,931	$1,246,818,470	$1,708,603,089

6.	Cash and cash equivalents:

As at October 31, 2015 the Company held one Canadian dollar flexible GIC deposit with a Schedule 1 Canadian bank in the amount of $77,319 (Cdn. $101,150) bearing interest at a rate of 0.85% per annum with a maturity date of February 16, 2016. As at October 31, 2015, cash deposits of $7,360,325 were held in a Canadian bank at a variable interest rate of 0.25% per annum.

As at October 31, 2014, the Company held one Canadian dollar flexible GIC deposit with a Schedule 1 Canadian bank in the amount of $88,690 (Cdn. $100,000) bearing interest at a rate of 1.15% per annum with a maturity date of February 13, 2015. As at October 31, 2014, cash deposits of $22,936,232 were held in a Canadian bank at a variable interest rate of 0.25% per annum.

As at November 1, 2013 the Company held one Canadian dollar flexible GIC deposit with a Schedule 1 Canadian bank in the amount of $95,890 (Cdn. $100,000) bearing interest at a rate of 1.20% per annum with a maturity date of January 29, 2014. As at November 1, 2013, cash deposits of $36,379,333 were held in a Canadian bank at a variable interest rate of 0.25% per annum.

7.	Fair value of financial instruments:

As at October 31, 2015, and 2014, and November 1, 2013, due to the short-term nature of financial assets and financial liabilities recorded at cost, it is assumed that the carrying amount of those instruments approximates their fair value.

8.	Share capital:

The authorized share capital consists of an unlimited number of Class A non-voting shares without nominal or par value and 50,000 Common shares without nominal or par value. There were 254,432,713 Class A shares, which are retractable, and 40,000 Common shares issued and outstanding at October 31, 2015, October 31, 2014 and November 1, 2013. The Class A shares are entitled to U.S. $3.00 per share on liquidation, before any remaining net assets are attributed equally to each Class A share and Common share then outstanding.

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Since October 1989, holders of the Company’s Class A shares have had the option to require the Company to redeem their Class A shares on the last day of each fiscal quarter of the Company (each a “Retraction Date”) for 80% of the Company’s net asset value per Class A share on the Retraction Date. Class A shareholders who wish to exercise this retraction right must submit their written redemption request at least 90 days prior to the desired Retraction Date. Since adoption of this redemption feature, no shareholders have submitted redemption requests.

The stated capital and recorded capital of the Company as at October 31, 2015, October 31, 2014 and November 1, 2013 was as follows:

	October 31, 2015	October 31, 2014	November 1, 2013

Stated capital
Class A shares: 254,432,713	$2,434,715,140	$2,434,715,140	$2,434,715,140
Share issue costs	(14,944,462)	(14,944,462)	(14,944,462)

Recorded capital
Class A shares: 254,432,713	2,419,770,678	2,419,770,678	2,419,770,678
40,000 Common shares	19,458	19,458	19,458

Share capital	$2,419,790,136	$2,419,790,136	$2,419,790,136
Weighted average Class A and Common shares outstanding	254,472,713	254,472,713	254,472,713

9.	Related party transactions and fees:

Central Fund has no employees. It is party to an Administrative and Consulting Agreement with The Central Group Alberta Ltd., which is related to the Company through four of its officers and directors. The Central Group Alberta Ltd., which acts as Administrator, has operating offices with employees, advisors and consultants who provide administrative and consulting services to the Company. For such services, the Company pays an administrative and consulting fee, payable monthly, until at least October 31, 2018, at an annual rate of: 0.30% on the first $400 million of total net assets; 0.20% on the next $600 million of total net assets; and 0.15% on total net assets exceeding one billion dollars.

Included in accrued liabilities at October 31, 2015, is $491,137 (October 31, 2014: $503,719), which relates to the October administration fee payable to the Administrator.

For the year ended October 31, 2015 administration fees of $6,016,915 (2014: $6,700,250) were paid to the Administrator.

Mr. Ian M.T. McAvity, a member of the Board of Directors, is not an Officer of the Corporation, nor a director, officer or employee of the Administrator. Based on a 1983 agreement with the Administrator, and in lieu of a small minority equity position in the Administrator, he receives an annual payment equal to 6% of the administration fee received by the Administrator. In accordance with the provisions of this agreement, Mr. McAvity provides general advice in relation to bullion and currency market trends and developments to the Administrator and the Board of Directors of the Corporation. Fees paid by the Administrator to Mr. McAvity for the year ended October 31, 2015 were $345,250 (2014: $382,872).

Mr. Michael A. Parente, a member of the Board of Directors, is not an Officer of the Corporation, or a director, officer or employee of the Administrator. He is engaged by the Administrator for the benefit of the Corporation, to provide services in respect of ongoing analysis and compliance in the conversion and financial reporting requirements of International Financial Reporting Standards and internal control related matters. Fees paid by the Administrator to Mr. Parente for the year ended October 31, 2015 were $42,222 (2014: $48,416).

For the year ended October 31, 2015, the Company incurred fees totaling $41,032 (2014: $39,514) to legal firms of which one of the Company’s officers (and director) is a partner and one of the Company’s officers is the principal. In addition, during the year ended October 31, 2015, legal fees of $204,989 (2014: $0) were payable to the same legal firms regarding the Class A Shareholders’ Proceedings as described in note 14. The Board of Directors is of the view that these services were undertaken under similar or more favourable terms and conditions as services with unrelated parties.

14

10.	Financial highlights:

	Years ended October 31,
	2015	2014
Class A per share performance:
Net asset value per share at beginning of year	$12.72	$15.66
Increase (decrease):
Net loss before the change in unrealized appreciation of holdings	(0.05)	(0.06)
Change in unrealized appreciation of holdings - gold	(0.15)	(1.06)
- silver	(0.17)	(1.82)
Total increase (decrease) (1)	(0.37)	(2.94)
Net asset value per share at end of year	$12.35	$12.72
Total return for year	(2.9)%	(18.8)%
Percentages and supplemental data:
Ratio as a percentage of average net assets:
Expenses (2)	0.38%	0.32%
Net loss before the change in unrealized appreciation of holdings (2)	0.38%	0.32%

The increase (decrease) per share is based on the weighted average number of shares outstanding during the year. The net asset values per share are based on the actual number of shares outstanding at the end of the relevant reporting period.

(1) This table is not meant to be a reconciliation of beginning to end of year net asset value per share.

(2) The ratios for 2015 have increased as result of the costs incurred to address issues related to Class A Shareholders’ Proceedings.

11.	Management of financial risks:

The Company has risk management policies and procedures in place to identify risks related to financial instruments and physical assets. The objectives of these policies and procedures are to identify and mitigate risk. The Company’s compliance with these policies and procedures is monitored by the Senior Executive Officers, the Audit Committee and the Board of Directors of the Company. Market fluctuations are unpredictable and outside the control of the Company. New risk factors may emerge from time to time and it is not possible for the Company to predict all such risk factors. The market price for the Class A shares may be above or below the net asset value per Class A share at any time due to market conditions.

Price risk

Price risk is the risk that the price of a security or physical asset may decline. It is possible to calculate the impact that changes in the market prices of gold and silver bullion will have on the Company’s net asset value per Class A share both in U.S. dollars and Cdn. dollars. Assuming as a constant exchange rate the rate which existed on October 31, 2015 of Cdn. $1.3083 for each U.S. dollar together with the holdings of gold and silver bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per Class A share by approximately U.S. $0.76 (October 31, 2014: $0.78, November 1, 2013: $0.88) per share or Cdn. $0.99 (October 31, 2014: $0.87, November 1, 2013: $0.92) per share. A 10% change in the price of silver would increase or decrease the net asset value per Class A share by approximately U.S. $0.47 (October 31, 2014: $0.49, November 1, 2013: $0.67) per share or Cdn. $0.62 (October 31, 2014: $0.55, November 1, 2013: $ 0.70) per share. If both gold and silver prices were to change by 10% simultaneously in the same direction, the net asset value per Class A share would increase or decrease by approximately U.S. $1.23 (October 31, 2014: $1.27, November 1, 2013: $1.55) per share or Cdn. $1.61 (October 31, 2014: $1.43, November 1, 2013: $1.62) per share.

Currency risk

Currency risk is the risk that the value of an asset or liability will fluctuate due to changes in foreign currency exchange rates.

15

When expressed in U.S. dollars Central Fund’s net asset value per Class A share is largely unaffected by changes in the U.S./Cdn. dollar exchange rate due to the fact that nearly all of Central Fund’s net assets are priced in U.S. dollars. For this same reason, an increase or decrease in the value of the U.S dollar relative to the Cdn. dollar would change the net asset value per Class A share as expressed in Cdn. dollars in the same direction by approximately the same percentage change in the value of the U.S. dollar.

Due to the limited value of transactions initiated in Cdn. dollars throughout the period, a strengthening or weakening of the Cdn. dollar relative to the U.S. dollar applied to balances outstanding at October 31, 2015, and 2014 and November 1, 2013 would not have had any material impact on the net income (loss) for the year then ended, assuming that all other variables, in particular interest rates, remained constant.

Credit risk

Credit risk on financial instruments is the risk of loss occurring as a result of the default of an issuer on its obligation to Central Fund. Credit risk is monitored on an ongoing basis and is managed by the Senior Executive Officers and Directors dealing only with issuers that are believed to be creditworthy.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to generate adequate cash resources to fulfill its payment obligations. The Board and the Senior Executive Officers regard all of Central Fund’s assets as liquid. Central Fund traditionally has maintained sufficient cash reserves to enable it to pay expenses and dividends on its Class A shares. Furthermore, 99.9% (October 31, 2014: 99.4%, November 1, 2013: 99.2%) of its net assets are in the form of gold and silver bullion which are readily marketable.

12.	Capital stewardship:

The capital of the Company is represented by the issued and outstanding Class A and Common shares and the retained earnings, which comprise the net asset value attributable to participating shareholders. The Board of Directors direct the Administrator to administer the capital of the Company in accordance with the Company’s stated objectives and restrictions, as stipulated in the Articles of Incorporation as amended, while maintaining sufficient cash to pay the expenses of maintaining the Company and to meet demands for redemption (if any) of Class A Shares. The Company does not have any externally imposed capital requirements.

13.	Personnel:

The Company did not employ any personnel during the period, as its affairs were administered by the personnel of the Administrator, Senior Officers and Directors, as applicable.

14.	Class A Shareholders’ Proceedings:

On June 16, 2015, the Company received a requisition (the “Requisition”) from 1891868 Alberta Ltd. (“SAM Alberta”), an affiliate of Sprott Asset Management LP, and five other registered and/or beneficial holders of Class A non-voting shares of the Company together owning approximately 5.4% of the issued Class A shares.

The Requisition proposed to consider, at a meeting of the Class A non-voting shares, certain advisory resolutions, ordinary resolutions and a special resolution which would have the effect of among other things, terminating the Administration and Consulting Agreement with The Central Group Alberta Limited, enabling Sprott Asset Management LP to make recommendations to the Board regarding redemption features that would allow certain shareholders to redeem their shares for physical bullion, amending the Company’s articles to add a general voting right to each Class A share and removing the incumbent Directors of the Company and replacing them with nominees put forward by the requisitioning shareholders. The Requisition also contemplated that Sprott Asset Management LP would take over administration of the Company’s affairs.

On August 13, 2015, the Court of Queen’s Bench of Alberta ruled that the Requisition was wholly invalid. The ruling was appealed and the appeal was dismissed by the Alberta Court of Appeal. By further decision of the Court of Queen's Bench of Alberta, on September 24, 2015, SAM Alberta’s oppression claim was dismissed and its application for leave to commence a derivative action was adjourned sine die.

At October 31, 2015, the Administrative and Consulting Agreement renewed in accordance with its terms for an additional three year term and with the same fee schedule that was adopted when the Agreement was amended in 2005 and the initial 10 year term was established.

16

The costs incurred by the Company of $1,883,045 for the year ended October 31, 2015, primarily for legal and advisory work in relation to the Class A Shareholders’ Proceedings may be reduced by virtue of a partial recovery of costs as awarded to the Company by the Court. Any potential recovery of costs is not recognized in the financial statements and would not be recognized until the recovery of such costs is virtually certain.

15.	Events after the reporting period:

There were no material events after the reporting period.

17

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Central Fund of Canada Limited

We have audited the accompanying financial statements of Central Fund of Canada Limited (the “Company”), which comprise the Statements of Financial Position as at October 31, 2015 and 2014, and as at November 1, 2013, and the Statements of Comprehensive Income (Loss), Statements of Changes in Equity, and Statements of Cash Flows for each of the years in the two-year period ended October 31, 2015, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards (”IFRS”) as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2015 and 2014 and as at November 1, 2013 and its financial performance and its cash flows for each of the years in the two-year period ended October 31, 2015 in accordance with IFRS as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of October 31, 2015, based on the criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 framework (the COSO criteria) and our report dated December 7, 2015 expressed an unqualified opinion on the Company’s internal control over financial reporting.

“Ernst & Young LLP”

Toronto, Canada
December 7, 2015	Chartered Professional Accountants
Licensed Public Accountants

18

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Central Fund of Canada Limited

We have audited Central Fund of Canada Limited’s internal control over financial reporting as of October 31, 2015, based on criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 framework (the “COSO criteria”). Central Fund of Canada Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in this Annual Report. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of senior officers and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Central Fund of Canada Limited maintained, in all material respects, effective internal control over financial reporting as of October 31, 2015, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the Statements of Financial Position of Central Fund of Canada Limited as of October 31, 2015 and 2014, and as at November 1, 2013, and the Statements of Comprehensive Income (Loss), Changes in Equity and Statements of Cash Flows and for each of the years in the two-year period ended October 31, 2015 and our report dated December 7, 2015 expressed an unqualified opinion thereon.

“Ernst & Young LLP”

Toronto, Canada	Chartered Professional Accountants
December 7, 2015	Licensed Public Accountants

19

Management's Discussion and Analysis (“MD&A”) of December 7, 2015

The financial statements of Central Fund of Canada Limited (“Central Fund” or the “Company”) are prepared and reported in United States (“U.S.”) dollars in accordance with International Financial Reporting Standards, otherwise known as IFRS as issued by the International Accounting Standards Board. Notes to the financial statements on pages 10 to 16 inclusive should be referred to as supplementary information to this discussion and analysis.

Administrator, Administrative and Consulting Fees

Central Fund has no employees. It is party to an Administrative and Consulting Agreement with The Central Group Alberta Ltd., which is related to the Company through four of its Officers and three Directors. The Central Group Alberta Ltd., which acts as Administrator, has operating offices with employees, advisors and consultants who provide administrative and consulting services to the Company. For such services, the Company pays an administrative and consulting fee, payable monthly, until at least October 31, 2018, at an annual rate of: 0.30% on the first $400 million of total net assets; 0.20% on the next $600 million of total net assets; and 0.15% on total net assets exceeding one billion dollars.

Financial Results - Changes in Net Assets

Changes in total equity (referred to as “net assets”), as reported in U.S. dollars from period to period, are primarily the result of share offerings (if any), the changing market prices of gold and silver, and the proportion of each held by the Company. Also, changes in the value of the U.S. dollar relative to the Canadian (“Cdn.”) dollar will have an impact on net assets when reported in Cdn. dollars. The tables that follow summarize net income (loss) including: the changes in unrealized appreciation of holdings (gold and silver) as well as the changes in net assets in U.S. dollars; gold and silver prices; and, the exchange rates between U.S. and Cdn. dollars on an annual or quarterly basis as indicated (all figures in millions unless otherwise noted):

	Years ended October 31
	2015	2014	2013
	U.S.$	U.S.$	U.S.$
Change in unrealized appreciation of holdings (in millions)
	$(81.0)	$(732.5)	$(1,445.2)
Net income (loss) for the year inclusive of the change in unrealized appreciation of holdings (in millions)	$(93.3)	$(744.2)	$(1,459.3)

Net income (loss) per Class A share	$(0.37)	$(2.92)	$(5.74)

Total net assets (in millions)	$3,142.0	$3,237.9	$3,984.6

Change in net assets from prior year (in millions)	$(95.9)	$(746.7)	$(1,461.8)

% change from prior year	(3.0)%	(18.7)%	(26.8)%

Change in net assets per Class A share from prior year	$(0.37)	$(2.94)	$(5.74)

% change per Class A share from prior year	(2.9)%	(18.8)%	(26.8)%

Gold price (U.S. $ per fine ounce)	$1,142.35	$1,164.25	$1,324.00
% change from prior year	(1.9)%	(12.1)%	(23.0)%

Silver price (U.S. $ per ounce)	$15.63	$16.20	$22.20
% change from prior year	(3.5)%	(27.0)%	(31.2)%

Exchange rate: $1.00 U.S. = Cdn.	$1.3083	$1.1275	$1.0429
% change from prior year	16.0%	8.1%	4.3%

20

In fiscal 2015, net assets as reported in U.S. dollars decreased by $95.9 million or 3.0%. This decrease in net assets was primarily attributable to the change in unrealized appreciation of holdings during the year resulting from decreases in the prices of gold (1.9%) and silver (3.5%). Expenses incurred during the year and the payment of the annual U.S. $0.01 Class A share dividend at year end also contributed, though nominally, to the decrease in net assets.

Though subject to the same effects as described above, net assets reported in Canadian dollars increased by 12.5% due to the 16.0% increase in the U.S. dollar relative to the Canadian dollar.

	Quarter ended
	October 31	July 31	April 30	January 31
2015
Change in unrealized appreciation of holdings (in millions)	$156.8	$(289.6)	$(166.3)	$218.1

Net income (loss) inclusive of the change in unrealized appreciation of holdings (in millions)	$152.9	$(292.6)	$(169.0)	$215.4

Net income (loss) per Class A share inclusive of the change in unrealized appreciation of holdings	$0.60	$(1.15)	$(0.66)	$0.85

Total net assets (in millions)	$3,142.0	$2,991.7	$3,284.2	$3,453.3

Changes in net assets from prior quarter (in millions)	$150.3	$(292.6)	$(169.0)	$215.4
% change from prior quarter	5.0%	(8.9)%	(4.9)%	6.7%

Change in net assets per Class A share from prior quarter	$0.59	$(1.15)	$(0.66)	$0.85
% change per Class A share from prior quarter	5.0%	(8.9)%	(4.9)%	6.7%

Gold price	$1,142.35	$1,098.40	$1,180.25	$1,260.25
% change from prior quarter	4.0%	(6.9)%	(6.3)%	8.2%

Silver Price	$15.63	$14.56	$16.52	$16.92
% change from prior quarter	7.3%	(11.9)%	(2.4)%	4.4%

Exchange rate: $1.00 U.S. = Cdn.	$1.3083	$1.3047	$1.2119	$1.2717
% change from prior quarter	0.3%	7.7%	(4.7)%	12.8%

21

In fiscal 2014, net assets as reported in U.S. dollars decreased by $746.7 million or 18.7%. This decrease in net assets was primarily attributable to the change in unrealized appreciation of holdings during the year resulting from decreases in the prices of gold (12.1%) and silver (27.0%). Expenses incurred during the year and the payment of the annual U.S. $0.01 Class A share dividend at year end also contributed, though nominally, to the decrease in net assets.

Though subject to the same effects as described above, net assets reported in Canadian dollars decreased at a lesser rate of 12.1% due to the 8.1% increase in the U.S. dollar relative to the Canadian dollar.

	Quarter ended
	October 31	July 31	April 30	January 31
2014
Change in unrealized appreciation of holdings (in millions)	$(550.6)	$103.0	$61.2	$(346.1)

Net income (loss) inclusive of the change in unrealized appreciation of holdings (in millions)	$(553.5)	$100.1	$58.2	$(349.1)

Net income (loss) per Class A share inclusive of the change in unrealized appreciation of holdings	$(2.17)	$0.39	$0.23	$(1.37)

Total net assets (in millions)	$3,237.9	$3,793.8	$3,693.7	$3,635.5

Changes in net assets from prior quarter (in millions)	$(555.9)	$100.1	$58.2	$(349.1)
% change from prior quarter	(14.7)%	2.7%	1.6%	(8.8)%

Change in net assets per Class A share from prior quarter	$(2.19)	$0.39	$0.23	$(1.37)
% change per Class A share from prior quarter	(14.7)%	2.7%	1.6%	(8.7)%

Gold price	$1,164.25	$1,285.25	$1,288.50	$1,251.00
% change from prior quarter	(9.4)%	(0.3)%	3.0%	(5.5)%

Silver Price	$16.20	$20.69	$19.28	$19.31
% change from prior quarter	(21.7)%	7.3%	(0.2)%	(13.0)%

Exchange rate: $1.00 U.S. = Cdn.	$1.1275	$1.0890	$1.0957	$1.1119
% change from prior quarter	3.5%	(0.6)%	(1.5)%	6.6%

22

In fiscal 2013, net assets as reported in U.S. dollars decreased by $1,461.8 million or 26.8%. This decrease in net assets was primarily attributable to the change in unrealized appreciation of holdings during the year resulting from decreases in the prices of gold (23.0%) and silver (31.2%). Expenses incurred during the year and the payment of the annual U.S. $0.01 Class A share dividend at year end also contributed, though nominally, to the decrease in net assets.

Though subject to the same effects as described above, net assets reported in Canadian dollars decreased at a lesser rate of 23.7% due to the 4.3% increase in the U.S. dollar relative to the Canadian dollar.

	Quarter ended
	October 31	July 31	April 30	January 31
2013
Change in unrealized appreciation of holdings (in millions)	$190.0	$(606.6)	$(917.4)	$(111.2)

Net income (loss) inclusive of the change in unrealized appreciation of holdings (in millions)	$186.8	$(609.6)	$(921.1)	$(115.3)

Net income (loss) per Class A share inclusive of the change in unrealized appreciation of holdings	$0.73	$(2.40)	$(3.62)	$(0.45)

Total net assets (in millions)	$3,984.6	$3,800.3	$4,409.9	$5,331.1

Changes in net assets from prior quarter (in millions)	$184.3	$(609.6)	$(921.1)	$(115.3)
% change from prior quarter	4.8%	(13.8)%	(17.3)%	(2.1)%

Change in net assets per Class A share from prior quarter	$0.73	$(2.40)	$(3.62)	$(0.45)
% change per Class A share from prior quarter	4.9%	(13.8)%	(17.3)%	(2.1)%

Gold price	$1,324.00	$1,314.50	$1,469.00	$1,664.75
% change from prior quarter	0.7%	(10.5)%	(11.8)%	(3.2)%

Silver Price	$22.20	$19.94	$24.42	$32.03
% change from prior quarter	11.3%	(18.3)%	(23.8)%	(0.8)%

Exchange rate: $1.00 U.S. = Cdn.	$1.0429	$1.0287	$1.0072	$0.9921
% change from prior quarter	1.4%	2.1%	1.5%	(0.8)%

Financial Results - Net Income

Central Fund's earned income objective is secondary to its purpose of holding almost all of its net assets in gold and silver bullion. Generally, Central Fund seeks only to maintain adequate cash reserves to enable it to pay expenses and Class A share dividends. Because gold and silver bullion are not loaned to generate income, Central Fund's realized income is a nominal percentage of its net assets.

Fiscal 2015 Compared to Fiscal 2014

Net loss, inclusive of the change in unrealized appreciation of holdings, for the year ended October 31, 2015 was $93.3 million compared to a net loss, inclusive of the change in unrealized appreciation of holdings, of $744.2 million for the year ended October 31, 2014. The net loss in fiscal 2015 was primarily a result of the change in unrealized appreciation of holdings during the year.

Expenses increased by 5.1% over the prior year, due almost entirely to the unforeseen Class A Shareholders' Proceedings. Year-end net assets decreased from the prior year due to decreases in the prices of gold and silver. Administration fees, which are calculated monthly based on the total net assets at each month-end, decreased during the year due to lower average month-end net asset levels during the year.

23

Expenses as a percentage of the average month-end net assets (the “expense ratio”) for the year ended October 31, 2015 were 0.38% compared to 0.32% for the year ended October 3, 2014. The increase in the expense ratio was a direct result of costs incurred to address issues related to Class A Shareholders’ Proceedings. If not for these costs, the expense ratio would have remained unchanged at 0.32% for the year ended October 31, 2015.

Fiscal 2014 Compared to Fiscal 2013

Net loss, inclusive of the change in unrealized appreciation of holdings, for the year ended October 31, 2014 was $744.2 million compared to a net loss, inclusive of the change in unrealized appreciation of holdings, of $1,459.3 million for the year ended October 31, 2013. Virtually all of the net loss in fiscal 2014 was a result of the change in unrealized appreciation of holdings during the year.

Expenses decreased by 17.5% over the prior year. Year-end net assets decreased from the prior year due to decreases in the prices of gold and silver. Administration fees, which are calculated monthly based on the total net assets at each month-end, decreased during the year due to lower average month-end net asset levels during the year.

Expenses as a percentage of the average month-end net assets (the “expense ratio”) for the 2014 and 2013 fiscal years remained unchanged at 0.32%.

Outstanding Shares

There were 254,432,713 Class A retractable shares and 40,000 Common shares issued and outstanding at October 31, 2015.

Forward – Looking and Market Risk Observations

Central Fund is almost entirely invested in pure refined gold and silver bullion in international bar form. Therefore, the principal factors affecting the price of its shares are factors that affect the currency prices of gold and silver bullion and which are beyond the Company’s control. However, the Company believes that such factors have a lesser impact on the shares of Central Fund than on the shares of gold and silver producers, as gold and silver producers have considerable inherent operational costs and other risks resulting in more volatile share prices of such producers. Central Fund’s net assets are denominated in U.S. dollars. As at October 31, 2015, the Company’s assets were made up of 61.6% gold bullion, 38.3% silver bullion, and 0.1% cash and interest-bearing deposits and other working capital amounts. The Company does not engage in any leasing, lending or hedging activities involving these assets, so the net asset value of the shares will depend on, and typically fluctuate with, the price fluctuations of such assets. Gold and silver bullion are traded internationally and their market prices may be affected by a variety of unpredictable, international, economic, monetary and political considerations. Macroeconomic considerations include: expectations for future rates of inflation; the strength or weakness of, and confidence in, the U.S. dollar, the currency in which the prices of gold and silver are generally quoted, and the relative value of other currencies; interest rates; and global or regional political or economic events, including banking crises. Political factors, including market interventions and international conflicts, may also affect gold and silver prices.

Price risk

Price risk is the risk that the price of a security or physical asset may decline. It is possible to determine the impact that changes in the market prices of gold and silver will have on the Company’s net asset value per Class A share both in U.S. dollars and Cdn. dollars. Assuming as a constant exchange rate, the rate which existed on October 31, 2015, of Cdn. $1.3083 for each U.S. dollar together with the holdings of gold and silver bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per Class A share by approximately $0.76 per share or Cdn. $0.99 per share. A 10% change in the price of silver would increase or decrease the net asset value per Class A share by approximately $0.47 per share or Cdn. $0.62 per share. If both gold and silver prices were to change by 10% simultaneously in the same direction, the net asset value per Class A share would increase or decrease by approximately $1.23 per share or Cdn. $1.61 per share.

Currency risk

Currency risk is the risk that the value of an asset or liability will fluctuate due to changes in foreign currency exchange rates.

When expressed in U.S. dollars, Central Fund's net asset value per Class A share is largely unaffected by changes in the U.S./Cdn. dollar exchange rate due to the fact that nearly all of Central Fund's net assets are priced in U.S. dollars. For this same reason, an increase or decrease in the value of the U.S. dollar relative to the Cdn. dollar would change the net asset value per Class A share as expressed in Cdn. dollars in the same direction by approximately the same percentage change in the value of the U.S. dollar.

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Due to the limited dollar value of transactions initiated in Cdn. dollars throughout the year, a strengthening or weakening of the Cdn. dollar relative to the U.S. dollar applied to balances outstanding at October 31, 2015 would not have had any material impact on the net loss for the year then ended, assuming that all other variables, in particular interest rates, remained constant.

Credit risk

Credit risk on financial instruments is the risk of loss occurring as a result of the default of an issuer on its obligation to Central Fund. Credit risk is monitored on an ongoing basis and is managed by the Company dealing only with issuers that are believed to be creditworthy.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to generate adequate cash resources to fulfill its payment obligations. The Administrator regards all of Central Fund’s assets as liquid. Central Fund traditionally has maintained sufficient cash reserves to enable it to pay expenses and dividends on its Class A shares. Furthermore, 99.9% of its net assets are in the form of gold and silver bullion, which are readily marketable.

Liquidity and Capital Resources

All of Central Fund's assets are liquid. The Company’s liquidity objective is to hold cash and cash equivalents in a safe and conservative manner to generate some income primarily to be applied towards expenses and Class A share dividends. At October 31, 2015, Central Fund's cash and cash equivalents were $7.4 million. The comparable figure at October 31, 2014 was $23.0 million. The ability of Central Fund to have sufficient cash for expenses and dividend payments, and to meet demands for redemptions (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents. Should Central Fund not have sufficient cash to meet its needs, portions of Central Fund's bullion holdings may be sold to fund dividend payments, provide working capital, to fund share repurchases and pay for redemptions (if any) of Class A shares. Sales of bullion holdings could result in Central Fund realizing either capital gains or losses.

During the fiscal year ended October 31, 2015, Central Fund's cash reserves decreased by $15.6 million from those held at October 31, 2014. The primary sources and uses of cash were as follows:

Sources of Cash

The primary inflow of cash was $0.04 million of interest generated on cash equivalents.

Uses of Cash

During fiscal 2015, $13.1 million represents cash outflows from operating activities during the year (which includes $1.8 million to address the unforeseen Shareholder Actions).. Other cash outflows include $2.5 million paid in the 2015 fiscal year with respect to Central Fund's October 31, 2014 Class A share dividend.

Central Fund’s cash reserves are to be used to pay expenses and Class A share dividend payments, and to meet demands for redemption of shares (if any). The Board of Directors is mindful of the need to make these payments, while continuing to meet the Company’s stated objective of holding the maximum amount of net assets, as is deemed reasonable by the Board of Directors, in the form of gold and silver bullion.  Although it could readily generate cash by liquidating a small portion of its bullion holdings, the Board of Directors and Senior Executive Officers monitor Central Fund’s cash position with an emphasis on maintaining its mandate to hold maximum amounts of gold and silver bullion at all times. However, were cash reserves to become too low, and in the absence of other sources of capital at the time, liquidation of a portion of the bullion holdings could be made which would result in gains or losses on such holdings.

Disclosure Controls and Procedures

The Senior Executive Officers have established and implemented disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company is disclosed on a timely basis. They believe these disclosure controls and procedures have been effective during the year ended October 31, 2015.

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Inflation

Because Central Fund's financial statements are prepared on a market price basis, the impact of inflation and the resulting currency price changes of gold and silver are reflected in these financial statements.

Non-Market Risk Factors

There are other risk factors affecting the Company as set out in the Annual Information Form of the Company dated December 7, 2015. Prospective investors should consider carefully these factors relating to the business and primary assets of Central Fund before deciding whether to purchase shares.

Class A Shareholders Proceedings

On June 16, 2015, the Company received a requisition (the “Requisition”) from 1891868 Alberta Ltd. (“SAM Alberta”), an affiliate of Sprott Asset Management LP, and five other registered and/or beneficial holders of Class A non-voting shares of the Company representing an aggregate of approximately 5.4% of the issued Class A shares.

The Requisition proposed to consider, at a special meeting of the Class A non-voting shareholders, certain advisory resolutions, ordinary resolutions and a special resolution which would have the effect of terminating the Administrative and Consulting Agreement with The Central Group Alberta Ltd. effective as of October 31, 2015, enabling some Class A shareholders to have their Class A shares redeemed for physical bullion at 100% of net asset value, amending the Company’s articles to add a general voting right to each Class A share and removing the incumbent Directors of the Company and replacing them with nominees put forward by the requisitioning shareholders. The Requisition also contemplated that Sprott Asset Management LP would take over administration of the Company’s affairs.

The Board of Directors formed a Special Committee of independent Directors to consider the Requisition and an application (the “Application”) subsequently filed by SAM Alberta in the Court of Queen’s Bench of Alberta (the “Court”) seeking certain relief under the Business Corporations Act of Alberta including on the ground of oppression. The Application was subsequently amended to seek additional relief against the current and certain former directors of the the Company in the form of leave to commence a derivative action in the name and on behalf of the Company.

On August 11, 2015, a hearing was held to consider the Application and a Cross-Application filed by the Company challenging the validity of the Requisition. SAM Alberta elected not to proceed with its Application and that matter was set over to be dealt with on September 23, 2015.

On August 13, 2015, the Court ruled on the Cross-Application, finding that the Requisition was invalid (the “Requisition Decision”). In reaching its Requisition Decision, the Court determined that the scope of rights attached to the Class A Shares held by SAM Alberta and the other requisitioning parties did not encompass the calling of a shareholders’ meeting or voting on the matters sought to be considered at such meeting, as set forth in the Requisition. SAM Alberta appealed this decision.

By press release issued July 6th, 2015, the Board of Directors of the Company had resolved to call a special meeting of Class A non-voting shareholders for September 18, 2015 (the “Meeting”). At the same time, the Company advised that, if the Court held that the Requisition was invalid in whole or in part, one or more of the resolutions proposed in the Requisition may not proceed to be considered at the Meeting or the Meeting may be cancelled. On August 17, 2015, the Board of Directors, following the recommendation of the Special Committee and its counsel, cancelled the Meeting.

On September 23, 2015, a hearing was held to consider the Application. In its oral decision on September 24, 2015, the Court dismissed the oppression claim and also dismissed SAM Alberta’s collateral application for interim relief. In reaching its decision, the Court noted that as SAM Alberta had failed to demonstrate that the Class “A” shareholders were otherwise entitled to hold a meeting to vote on matters that did not fall within their limited voting rights, there was no viable claim in oppression. This decision was not appealed and the period of time for filing an appeal has expired. The application for leave to commence a derivative action was adjourned.

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On October 13, 2015, the appeal of the Requisition Decision was heard by a three member panel of the Court of Appeal consisting of the Chief Justice of Alberta and two other Appeal Justices. In the Memorandum of Judgement released by the Court of Appeal on November 5, 2015, the appeal was dismissed and the Requisition Decision upheld, confirming that the Requisition was invalid.

As to one-time costs incurred by the Company during the year as a result of the Class A Shareholders’ Proceedings, please refer to Note 14 of the financial statements.

United States Federal Income Tax Considerations

Central Fund has been, and expects to continue to be a passive foreign investment company (“PFIC”) for United States federal income tax purposes. Under the PFIC rules, the United States federal income tax treatment of the Class A shares is very complex and, in certain cases, uncertain or potentially unfavorable to United States shareholders. Under current law, a non-corporate United States shareholder who has in effect a valid election to treat Central Fund as a qualified electing fund (“QEF”) should be eligible for the 20% maximum United States federal income tax rate on a sale or other taxable disposition of Central Fund’s shares, if such shares have been held for more than one year at the time of sale or other taxable disposition. Gain from the disposition of collectibles, such as gold or silver, however, is currently subject to a maximum United States federal income tax rate of 28%. The IRS has authority to issue Treasury regulations applying the 28% tax rate to gain from the sale by a non-corporate United States shareholder of an interest in a PFIC with respect to which a QEF election is in effect. Although no such Treasury regulations have been issued to date, there can be no assurance as to whether, when or with what effective date any such Treasury regulations may be issued, or whether any such Treasury regulations would subject long-term capital gains recognized by a United States shareholder (a “U.S. Holder”) that has made a QEF election on a disposition of Central Fund shares to the 28% rate. U.S. Holders should be aware that if they purchase Class A shares and make a QEF election, the IRS may issue regulations or other guidance, possibly on a retroactive basis, which would apply the higher 28% United States federal income tax rate to any long-term capital gain recognized on a sale of their Central Fund shares. In addition, a gain from the disposition of Class A shares may be subject to the 3.8% Medicare surtax. U.S. Holders should consult their tax advisors regarding the implications of making a QEF election with respect to Central Fund.

Under the QEF rules, in the event that Central Fund disposes of a portion of its gold or silver holdings, including dispositions in the course of varying its relative investment between gold and silver, United States shareholders who have made a QEF election may be required to report substantial amounts of income for United States federal income tax purposes (in the absence of any cash distributions received from Central Fund). Historically, Central Fund has declared and paid a cash distribution of U.S. $0.01 per share (prior to 1996, Cdn. $0.01 per share) on its outstanding Class A shares. In addition, it is the intention of Central Fund to distribute to holders of record of Class A shares and Common shares as of the last day of each taxable year (currently October 31) an aggregate amount of cash distributions (including the stated distributions on the Class A shares) such that the amount of cash distributions payable to an electing shareholder that holds Class A shares for the entire taxable year of Central Fund will be at least equal to the product of (i) Central Fund’s “ordinary earnings” and “net capital gains” for such taxable year allocable to such electing Shareholder and (ii) the highest marginal rate of United States federal income tax on ordinary income or long-term capital gain, as appropriate, applicable to individuals. Because such cash distributions may be subject to Canadian withholding tax and because the amount of such cash distributions will be determined without reference to possible United States state or local income tax liabilities or to the rate of United States federal income tax applicable to corporate United States shareholders, such cash distributions may not provide an electing Shareholder with sufficient cash to pay the United States federal income tax liability arising from the inclusion in income of the electing Shareholders’ pro rata share of Central Fund’s “ordinary earnings” and “net capital gains” under the QEF rules.

Each United States person that acquires Class A shares, whether from Central Fund or in the secondary market, is strongly urged to consult his, her or its own tax advisor.

This MD&A is dated December 7, 2015.

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Class A Shares Stock Exchange Listings

	Electronic	Newspaper
	Ticker Symbol	Quote Symbol

NYSE MKT	CEF	CFCda

The Toronto Stock Exchange	CEF.A in CDN$	CFund A
CEF.U in US$

Cusip Number 153501101

Net Asset Value Information

The net asset value per Class A share is calculated daily and is available at www.centralfund.com; or by calling the Administrator’s Investor Inquiries Office at (905) 648-7878; or, by sending an email to info@centralfund.com.

Form 40-F

Central Fund's Annual Report on Form 40-F is filed with the SEC and posted on EDGAR (Electronic Data Gathering, Analysis and Retrieval System) at www.sec.gov/edgar.shtml. Copies are available, free of charge, by contacting Central Fund of Canada Limited or its Administrator.

Postings on SEDAR (System for Electronic Document Analysis and Retrieval)

Annual & Quarterly Reports

Management’s Discussion and Analysis

Annual Information Forms

Prospectuses

Material Change Reports

Press Releases

Proxies and Executive’s Certifications

Board and Committee Charters

All of these filings may be found at www.sedar.com and www.centralfund.com.

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Corporate Information

Directors	Officers
Barry R. Cooper (A)(I)	J.C. Stefan Spicer, Chairman, President & CEO
Glenn C. Fox (C)(I)(L)	Dale R. Spackman, Q.C., Vice-Chairman
Bruce D. Heagle (A)(C)(I)	Catherine A. Spackman CPA, CMA, Treasurer & CFO
Ian M.T. McAvity	Teresa E. Poper CB, Assistant Treasurer
Michael A. Parente (I)	John S. Elder, Q.C., Secretary and Counsel
Jason A. Schwandt (A)(I)
Dale R. Spackman, Q.C.	Consultant to Directors
J.C. Stefan Spicer	Douglas E. Heagle, Retired Director

(A)	- Member of the Audit Committee
(C)	- Member of the Corporate Governance Committee
(I)	- May be regarded as an independent director under Canadian securities administrators’ guidelines.
(L)	- Lead Director

Administrator	Auditors
The Central Group Alberta Ltd.	Ernst & Young LLP
Calgary, Alberta	Canada

Banker	Custodian
Canadian Imperial Bank of Commerce	Canadian Imperial Bank of Commerce

Legal Counsel	Registrar and Transfer Agents
Dentons Canada LLP, Toronto	CST Trust Company, Canada
Dorsey & Whitney LLP, Seattle	American Stock Transfer & Trust Company LLC, New York
Parlee McLaws LLP, Calgary

Share Ownership Certificates

Certificates of share ownership registered in shareholders' names at their own addresses for delivery to them for their own safekeeping may be obtained upon the request of holders and payment of any applicable fees to the relevant Registrar and Transfer Agent of the Company.

Head Office	Shareholder and
Hallmark Estates	Investor Inquiries
Suite 805, 1323-15th Avenue S.W.	Administrator, P.O. Box 10050
Calgary, Alberta T3C 0X8	Ancaster, Ontario L9K 1P2
Telephone (403) 228-5861	Telephone (905) 648-7878
Fax (403) 228-2222	Fax (905) 648-4196

Website: www.centralfund.com

E-mail: info@centralfund.com

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